SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                            SIGMA-ALDRICH CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   826552 10 1
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

    CUSIP No.      826552 10 1

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alfred R. Bader (###-##-####)

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /__/
                                                                    (b)  /__/
               Not Applicable

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                      5  SOLE VOTING POWER
       NUMBER OF
                              2,881,030
        SHARES
                      6  SHARED VOTING POWER
     BENEFICIALLY
                              0
       OWNED BY
                      7  SOLE DISPOSITIVE POWER
         EACH
                              2,881,030
       REPORTING

        PERSON        8   SHARED DISPOSITIVE POWER

         WITH                 0

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,881,030


    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        /__/

               N/A

    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.78%


    12    TYPE OF REPORTING PERSON*

               IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             This amendment to Schedule 13G with regard to Sigma-Aldrich Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the
   Schedule 13G.

   Item 4. Ownership (as of the date of filing of this Amendment to Schedule 13G):

             (a)  Amount Beneficially Owned:

                  2,881,030

             (b)  Percent of Class:

                  5.78%

             (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  2,881,030
                         Shares

                  (ii)   shared power to vote or to direct the vote:  0
                         Shares

                  (iii) sole power to dispose or to direct the disposition of: 2,881,030 Shares

                  (iv) shared power to dispose or to direct the disposition of: 0 Shares

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   January 31, 1995
   Date



   By:  /s/ Alfred R. Bader
        Alfred R. Bader